Exhibit 99.1

SINA Announces Receipt of Preliminary Non-Binding “Going Private” Proposal

BEIJING, China—July 6, 2020—SINA Corporation (the “Company” or “SINA”) (NASDAQ: SINA), a leading online media company serving China and the global Chinese communities, today announced that its Board of Directors (the “Board”) has received a preliminary non-binding proposal letter, dated July 6, 2020, from New Wave MMXV Limited (“New Wave”), proposing to acquire all the outstanding ordinary shares of the Company not already owned by New Wave for US$41 per share in cash in a going private transaction (the “Proposed Transaction”). New Wave is a company incorporated in the British Virgin Islands and controlled by Mr. Charles Chao, Chairman and Chief Executive Officer of the Company.

A copy of the proposal letter is attached as Exhibit A to this press release.

The Board has formed a special committee consisting of independent directors Mr. Songyi Zhang, Yichen Zhang and Yan Wang to evaluate and consider the Proposed Transaction.

The Board cautions the Company’s shareholders and others considering trading in its securities that the Board just received the non-binding proposal letter from New Wave and no decisions have been made with respect to the Company’s response to the Proposed Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be entered into or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required by applicable law.

About SINA

SINA is a leading online media company serving China and the global Chinese communities. Its digital media network of SINA.com (portal), SINA mobile (mobile portal and mobile apps) and Weibo (social media) enables internet users to access professional media and user generated content in multi-media formats from personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. SINA mobile provides news information, professional and entertainment content customized for mobile users through mobile applications and mobile portal site SINA.cn.

Weibo is a leading social media platform for people to create, distribute and discover content. Based on an open platform architecture, Weibo provides unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world.

Through these properties and other product lines, SINA offer an array of online media and social media services to its users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to failure to meet internal or external expectations of future performance given the rapidly evolving markets; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products, including portal, Weibo and Fintech products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties, such as Alibaba; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including adverse impacts on our financial results from equity pick-up, fair value changes and impairment; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA’s 2019 annual reports on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:

Investor Relations

SINA Corporation

Phone: +86 10 5898 3336

Email: ir@staff.sina.com.cn

Exhibit A

Non-Binding Proposal Letter from New Wave

July 6, 2020

The Board of Directors

Sina Corporation (the “Company”)

No. 8 SINA Plaza

Courtyard 10, West Xibeiwang E. Road

Haidian District, Beijing 100193

People’s Republic of China

Dear Sirs:

We, New Wave MMXV Limited, a company incorporated in the British Virgin Islands and controlled by Mr. Charles Chao, Chairman and Chief Executive Officer of the Company (“we” or the “Buyer”), are pleased to submit this preliminary non-binding proposal to acquire all the outstanding ordinary shares (the “Ordinary Shares”) of the Company not already owned by us in a going-private transaction (the “Acquisition”).  The Buyer currently beneficially owns Ordinary Shares and Class A Preference Shares of the Company representing approximately 58% of the aggregate voting power in the Company.

We believe that our proposal of US$41 in cash per Ordinary Share will provide a very attractive opportunity to the Company’s shareholders. This price represents a premium of approximately 20% to the average closing price of the Ordinary Shares during the 30 trading days prior to today.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below.

1.  Buyer.  We intend to form an acquisition vehicle for the purpose of implementing the Acquisition.  The Acquisition will be in the form of a merger of the Company with the acquisition vehicle.

2.  Purchase Price.  Our proposed consideration payable for the Ordinary Shares acquired in the Acquisition will be US$41 per Ordinary Share in cash.

3.  Financing.  We intend to finance the Acquisition with a combination of debt and equity, and expect definitive commitments for the required debt and equity funding, subject to terms and conditions set forth therein, to be in place when the definitive agreements effecting the Acquisition are signed.

4.  Due Diligence.  Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company.  We would like to ask the board of directors of the Company to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing subject to a customary form of confidentiality agreement.

5.  Definitive Agreements.  We are prepared to negotiate and finalize definitive agreements expeditiously.  This proposal is subject to execution of the definitive agreements.  These documents will include provisions typical for transactions of this type.

6.  Process.  We believe that the Acquisition will provide superior value to the Company’s shareholders.  We recognize of course that the board of directors of the Company will evaluate the proposed Acquisition independently before it can make its determination whether to endorse it.  In considering the proposed Acquisition, you should be aware that we are interested only in acquiring the outstanding Ordinary Shares that the Buyer does not already own, and that we do not intend to sell our stake in the Company to any third party.

7.  Confidentiality.  We will, as required by law, promptly file a Schedule 13D amendment to disclose this letter.  We are sure you will agree with us that it is in all of our interests to ensure that we proceed our discussions with respect to the Acquisition in a confidential manner, unless otherwise required by law, until we have executed the definitive agreements or terminated our discussions.

8.  No Binding Commitment.  This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition.  Such a commitment will result only from the execution of definitive agreements, and then will be on the terms provided in such documentation.

* * * * *

In closing, we would like to express our commitment to working together with you to bring this Acquisition to a successful and timely conclusion.  Should you have any questions regarding this proposal, please do not hesitate to contact us.  We look forward to speaking with you.

Sincerely,

New Wave MMXV Limited

By:	/s/ Charles Chao
Name:	Charles Chao
Title:	Director